Exhibit 99.1

July 29, 2025

SMX (Security Matters) PLC

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

D04 T4A6

Attn: Haggai Alon, Chief Executive Officer

RE: $10,000,000 Offering

Dear Mr. Alon,

This letter agreement (the “Agreement”) confirms the engagement of RBW Capital Partners LLC (together with its affiliates “RBW”) and Dawson James Securities, Inc. or RBW designated broker-dealer (together with RBW, the “Placement Agent”) by SMX (Security Matters) PLC (the “Company”), to serve as exclusive placement agent in connection with the proposed private or public offering (the “Offering”) of Ordinary Shares, par value $0.000000000000041, of the Company (the “Securities”) during the Term (as defined herein) of this Agreement. The terms of the Offering and the Securities issued in connection therewith shall be mutually agreed upon by the Company and Placement Agent. It is currently being contemplated that the Offering will raise gross proceeds of up to approximately U.S. dollars $10,000,000. Nothing herein implies that Placement Agent would have the power or authority to bind the Company to a transaction, and nothing herein implies that the Company shall have an obligation to issue any Securities. It is understood that Placement Agents’ assistance in the Offering will be subject to the satisfactory completion of due diligence and inquiry into the affairs of the Company as deems appropriate under the circumstances and to the receipt of all internal approvals of Placement Agent in connection with the Offering. The Company expressly acknowledges and agrees that Placement Agents’ involvement in the Offering is strictly on a best efforts basis and that the consummation of the Offering will be subject to, among other things, market conditions. The execution of this Agreement does not constitute a commitment by Placement Agent to purchase the Securities and does not ensure a successful Offering of the Securities or the success of Placement Agent with respect to securing any other financing on behalf of the Company. Placement Agent may retain other brokers, dealers or agents on its behalf in connection with the Offering. The Company shall be responsible for any and all compliance with the securities laws applicable to it, including Regulation D and the Securities Act, and Rule 506 promulgated thereunder, and unless otherwise agreed in writing, all state securities (“Blue Sky”) laws. Placement Agent agrees to cooperate with counsel to the Company in that regard.

1. Compensation. At the closing of the Offering (the “Closing”), the Company shall compensate Placement Agent for its services as follows:

(i). Cash Fee. The Company shall pay to Placement Agent a cash fee, equal to eight-point-zero percent (8.0%) of the aggregate gross proceeds raised in the Offering.

2. Expenses. Subject to the following, the Company shall reimburse Placement Agent promptly upon request for all reasonable and accountable out-of-pocket expenses incurred in connection with the Offering, whether or not there is a closing of the Offering, including but not limited to road show and travel expenses (including, if applicable, the costs associated with the use of a third-party electronic road show service (such as Net Roadshow), due diligence expenses, the costs of background checks on the Company’s officers and directors and any of it shareholders designated by Placement Agent, the cost associated with Placement Agent’s use of book-building and compliance software, the fees and expenses of legal counsel and any other independent advisors selected and retained by Placement Agent, and all fees, expenses and disbursements required under the Blue Sky securities laws of such states and other jurisdictions as Placement Agent may reasonably designate (with the Company’s consent, which shall not be unreasonably withheld), provided that the expenses reimbursable to Placement Agent under this section 2 shall not exceed $90,000.

RBW Capital Partners “RBW” is a Division of Dawson James Securities, Inc.

All Securities and Brokerage Services are offered through Dawson James Securities, Inc.

101 North Federal Highway, Suite 600 | Boca Raton, Florida 33432

(561) 391-5555 | www.dawsonjames.com | Member: FINRA/SIPC

3. Tail. If there is a Closing of the Offering, or if the Term ends prior to Closing of the Offering (other than a termination for cause in compliance with FINRA Rule 5110(g)(5)(B)(i)), Placement Agent shall be entitled to compensation under clauses 1(i) and 1(ii) hereunder, calculated in the manner set forth therein, with respect to any public offering or other equity financing of any kind (“Tail Financing”) to the extent that such financing or capital is provided to the Company by investors that Placement Agent had introduced to the Company during the Term (if such Financing is consummated at any time within the 12-month period following the expiration or termination of this Agreement).

4. Term and Termination of Engagement. The term of Placement Agent engagement will begin on the date hereof and end after a period of (15) days unless otherwise extended by the Parties in writing (the “Term”). Notwithstanding anything to the contrary contained herein, the Company agrees that the provisions relating to the payment of fees, reimbursement of expenses, tail, indemnification and contribution, confidentiality, conflicts, independent contractor and waiver of the right to trial by jury will survive any termination or expiration of this Agreement. Notwithstanding anything to the contrary contained herein, the Company has the right to terminate the Agreement for cause in compliance with FINRA Rule 5110(g)(5)(B)(i). The exercise of such right of termination for cause eliminates the Company’s obligations with respect to the provisions relating to the tail fees. Notwithstanding anything to the contrary contained in this Agreement, in the event that the Offering pursuant to this Agreement shall not be carried out for any reason whatsoever during the Term, the Company shall be obligated to pay to Placement Agent its actual and accountable out-of-pocket expenses related to the Offering (including the fees and disbursements of Placement Agents’ legal counsel) and, if applicable, for electronic road show service used in connection with the Offering.

In addition, should RBW choose to have their personnel become licensed with a Broker/Dealer other than Dawson James Securities, Inc. for any reason, both the Company and Placement Agent agree to assign this Agreement to the new Broker/Dealer as of the effective date. Dawson James Securities, Inc. shall have no responsibility or liability for any transactions done by RBW on or after the effective date. Company may terminate this Agreement under the terms of this Section 5 regardless of any change in Broker/Dealer.

5. Information; Reliance. The Company shall furnish, or cause to be furnished, to Placement Agent all information requested by Placement Agent for the purpose of rendering services hereunder and conducting due diligence (all such information being the “Information”). In addition, the Company agrees to make available to Placement Agent upon request from time to time the officers, directors, accountants, counsel and other advisors of the Company. The Company recognizes and confirms that Placement Agent (a) will use and rely on the Information, including any documents provided to investors in each Offering (the “Offering Documents”) and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (b) does not assume responsibility for the accuracy or completeness of the Offering Documents or the Information and such other information; and (c) will not make an appraisal of any of the assets or liabilities of the Company. Upon reasonable request, the Company will meet with Placement Agent or its representatives to discuss all information relevant for disclosure in the Offering Documents and will cooperate in any investigation undertaken by Placement Agent thereof, including any document included or incorporated by reference therein. At the request of Placement Agent, the Company shall deliver such legal letters (including, without limitation, negative assurance letters), opinions, comfort letters, officers’ and secretary certificates and good standing certificates, all in form and substance reasonably satisfactory to Placement Agent and its counsel as is customary for the Offering. Placement Agent shall be a third-party beneficiary of any representations, warranties, covenants, closing conditions and closing deliverables made by the Company in any Offering Documents, including representations, warranties, covenants, closing conditions and closing deliverables made to any investor in an Offering.

RBW Capital Partners “RBW” is a Division of Dawson James Securities, Inc.

All Securities and Brokerage Services are offered through Dawson James Securities, Inc.

101 North Federal Highway, Suite 600 | Boca Raton, Florida 33432

(561) 391-5555 | www.dawsonjames.com | Member: FINRA/SIPC

6. Confidentiality. In the event of the consummation or public announcement of the Offering, Placement Agent shall have the right to disclose its participation in such Offering, including, without limitation, the Offering at its own cost of “tombstone” advertisements in financial and other newspapers and journals.

7. Indemnity. In connection with the Company’s engagement of Placement Agent hereunder, the Company hereby agrees to indemnify and hold harmless Placement Agent and its affiliates, and the respective controlling persons, directors, officers, members, shareholders, agents and employees of any of the foregoing (collectively the “Indemnified Persons”), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), as incurred, whether or not the Company is a party thereto (collectively a “Claim”), that are (A) related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Company’s engagement of Placement Agent, or (B) otherwise relate to or arise out of Placement Agents’ activities on the Company’s behalf under Placement Agents’ engagement, and the Company shall reimburse any Indemnified Person for all expenses (including the reasonable fees and expenses of counsel) as incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. The Company will not, however, be responsible for any Claim that is finally judicially determined to have resulted from the gross negligence or willful misconduct of any such Indemnified Person for such Claim. The Company further agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Company’s engagement of Placement Agent except for any Claim incurred by the Company as a result of such Indemnified Person’s gross negligence or willful misconduct.

The Company further agrees that it will not, without the prior written consent of Placement Agent, such consent not to be unreasonably withheld, delayed or denied, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.

RBW Capital Partners “RBW” is a Division of Dawson James Securities, Inc.

All Securities and Brokerage Services are offered through Dawson James Securities, Inc.

101 North Federal Highway, Suite 600 | Boca Raton, Florida 33432

(561) 391-5555 | www.dawsonjames.com | Member: FINRA/SIPC

Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify the Company in writing of such complaint or of such assertion or institution but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company is requested by such Indemnified Person, the Company will assume the defense of such Claim, including the employment of counsel for such Indemnified Person and the payment of the fees and expenses of such counsel, provided, however, that such counsel shall be satisfactory to the Indemnified Person and provided further that if the legal counsel to such Indemnified Person reasonably determines that the use of counsel chosen by the Company to represent such Indemnified Person would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and the Company, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to the Company, such Indemnified Person will employ its own separate counsel (including local counsel, if necessary) to represent or defend him, her or it in any such Claim and the Company shall pay the reasonable fees and expenses of such counsel. If such Indemnified Person does not request that the Company assume the defense of such Claim, such Indemnified Person will employ its own separate counsel (including local counsel, if necessary) to represent or defend him, her or it in any such Claim and the Company shall pay the reasonable fees and expenses of such counsel. Notwithstanding anything herein to the contrary, if the Company fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Person shall have the right, but not the obligation, to defend, contest, compromise, settle, assert crossclaims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by the Company therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof. In addition, with respect to any Claim in which the Company assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.

The Company agrees that if any indemnity sought by an Indemnified Person hereunder is held by a court to be unavailable for any reason then (whether or not Placement Agent is the Indemnified Person), the Company and Placement Agent shall contribute to the Claim for which such indemnity is held unavailable in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Placement Agent on the other, in connection with Placement Agents’ engagement referred to above, subject to the limitation that in no event shall the amount of Placement Agents’ contribution to such Claim exceed the amount of fees actually received by Placement Agent from the Company pursuant to Placement Agents’ engagement. The Company hereby agrees that the relative benefits to the Company, on the one hand, and Placement Agent on the other, with respect to Placement Agents’ engagement shall be deemed to be in the same proportion as (a) the total value paid or proposed to be paid or received by the Company pursuant to the Offering (whether or not consummated) for which Placement Agent is engaged to render services bears to (b) the fee paid or proposed to be paid to Placement Agent in connection with such engagement.

The Company’s indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Person may have at law or at equity, and (b) shall be effective whether or not the Company is at fault in any way.

RBW Capital Partners “RBW” is a Division of Dawson James Securities, Inc.

All Securities and Brokerage Services are offered through Dawson James Securities, Inc.

101 North Federal Highway, Suite 600 | Boca Raton, Florida 33432

(561) 391-5555 | www.dawsonjames.com | Member: FINRA/SIPC

8. Limitation of Engagement to the Company. The Company acknowledges that Placement Agent has been retained only by the Company, that Placement Agent is providing services hereunder as an independent contractor (and not in any fiduciary or agency capacity) and that the Company’s engagement of Placement Agent is not deemed to be on behalf of, and is not intended to confer rights upon, any shareholder, owner or partner of the Company or any other person not a party hereto as against Placement Agent or any of its affiliates, or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), employees or agents. Unless otherwise expressly agreed in writing by Placement Agent, no one other than the Company is authorized to rely upon this Agreement or any other statements or conduct of Placement Agent, and no one other than the Company is intended to be a beneficiary of this Agreement. The Company acknowledges that any recommendation or advice, written or oral, given by Placement Agent to the Company in connection with Placement Agents’ engagement is intended solely for the benefit and use of the Company’s management and directors in considering a possible Offering, and any such recommendation or advice is not on behalf of, and shall not confer any rights or remedies upon, any other person or be used or relied upon for any other purpose. Placement Agent shall not have the authority to make any commitment binding on the Company. The Company, in its sole discretion, shall have the right to reject any investor introduced to it by Placement Agent.

9. Limitation of Placement Agents’ Liability to the Company. Placement Agent and the Company further agree that neither Placement Agent nor any of its affiliates or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), employees or agents shall have any liability to the Company, its security holders or creditors, or any person asserting claims on behalf of or in the right of the Company (whether direct or indirect, in contract, tort, for an act of negligence or otherwise) for any losses, fees, damages, liabilities, costs, expenses or equitable relief arising out of or relating to this Agreement or the services rendered hereunder, except for losses, fees, damages, liabilities, costs or expenses that arise out of or are based on any action of or failure to act by Placement Agent and that are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of Placement Agent.

10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, without regard to principles of conflicts of law. Placement Agent and the Company agree that with respect to any controversy or claim relating to, arising under or involving this Agreement or breach thereof (a “Claim”), the matter shall first be submitted for mediation through the Judicial Arbitration and Mediation Service, Inc. (“JAMS”) and its applicable rules in Boca Raton, Florida; provided, however, that in the case of breach or threatened breach of the non-circumvention covenant stated above, Placement Agent may seek and obtain, in addition to any remedies available under this Agreement or applicable law, an injunction or other equitable relief from any court of competent jurisdiction and nothing in this Agreement shall in any way limit or condition their right and recourse to seek and obtain such equitable relief. In the event that Placement Agent and the Company are not able to agree on a mediator within thirty (30) days of the first party seeking mediation, the presiding judge of the Superior Court of the county which the venue would lie for the filing of a compliant for relief in such Claim shall have jurisdiction to appoint a mediator. The parties covenant that they will participate in the mediation in good faith.

In the event that Placement Agent and the Company are unable to resolve any Claim after mediation as set forth in the preceding paragraph, then the parties hereby agree that such Claim shall be submitted to JAMS for final and binding arbitration pursuant to its Comprehensive Arbitration Rules and Procedures (the “Arbitration Rules”) in Boca Raton, Florida. The arbitration shall be conducted before a neutral arbitrator who shall be an attorney or retired judge and shall be selected in accordance with Arbitration Rules. The arbitrator’s award shall be final and binding on all parties. Except to the extent otherwise required pursuant to the applicable JAMS rules and procedures and applicable law, each party will pay the fees of its respective attorney(s), expert, and other fees.

Without limiting the mediation and arbitration provisions set forth above, each party hereby irrevocably agrees and consents to be subject to the jurisdiction of the Supreme Court of County of Palm Beach County, State of Florida, or, if the Supreme Court lacks jurisdiction, the United States District Court for the Southern District of Florida, in any suit, action or proceeding pursuant to this Agreement. Each party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by the delivery of such process in person, by overnight courier, facsimile or first class mail with a copy to email to such party as follows:

RBW Capital Partners “RBW” is a Division of Dawson James Securities, Inc.

All Securities and Brokerage Services are offered through Dawson James Securities, Inc.

101 North Federal Highway, Suite 600 | Boca Raton, Florida 33432

(561) 391-5555 | www.dawsonjames.com | Member: FINRA/SIPC

11. Notices. All notices hereunder will be in writing and sent by certified mail, hand delivery, overnight delivery and e-mail at the address set forth below. Notices sent by certified mail shall be deemed received five days thereafter, notices sent by hand delivery or overnight delivery shall be deemed received on the date of the relevant written record of receipt, notices sent by e-mail shall be deemed received as of the date and time they were sent.

If to SMX (Security Matters) PLC

Haggai Alon

Chief Executive Officer

SMX (Security Matters) PLC

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

D04 T4A6

haggai@securitymattersltd.com

If to RBW Capital Partners LLC Joe Giamichael Managing Partner RBW Capital Partners LLC 1511 Ponce De Leon Unit 1092 San Juan, PR 00909 jgiamichael@rbwcap.com
If to Dawson James Securities, Inc. Robert D. Keyser, Jr. Chief Executive Officer Dawson James Securities, Inc. 101 North Federal Highway Suite 600 Boca Raton, FL 33432 rkeyser@dawsonjames.com

With a copy to (which shall not constitute notice)

Placement Agent Counsel:

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st floor

New York, NY 10036

rcarmel@srfc.law

Attention: Ross David Carmel

12. Conflicts. The Company acknowledges that Placement Agent and its affiliates may have and may continue to have investment banking and other relationships with parties other than the Company pursuant to which Placement Agent may acquire information of interest to the Company. Placement Agent shall have no obligation to disclose such information to the Company or to use such information in connection with any contemplated transaction.

13. Anti-Money Laundering. To help the United States government fight the funding of terrorism and money laundering, the federal laws of the United States require all financial institutions to obtain, verify and record information that identifies each person with whom they do business. This means Placement Agent must ask the Company for certain identifying information, including a government-issued identification number (e.g., a U.S. taxpayer identification number) and such other information or documents that Placement Agent considers appropriate to verify the Company’s identity, such as certified articles of incorporation, a government-issued business license, a partnership agreement or a trust instrument.

14. Miscellaneous. The Company represents and warrants that it has all requisite power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound. This Agreement shall not be modified or amended except in writing signed by Placement Agent and the Company. This Agreement shall be binding upon and inure to the benefit of both Placement Agent and the Company and their respective assigns, successors, and legal representatives. This Agreement constitutes the entire agreement of Placement Agent and the Company with respect to the subject matter hereof and supersedes any prior agreements with respect to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect, and the remainder of the Agreement shall remain in full force and effect. This Agreement may be executed in counterparts (including electronic counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. The undersigned hereby consents to receipt of this Agreement in electronic form and understands and agrees that this Agreement may be signed electronically. In the event that any signature is delivered by electronic mail, or otherwise by electronic transmission evidencing an intent to sign this Agreement, such electronic mail or other electronic transmission shall create a valid and binding obligation of the undersigned with the same force and effect as if such signature were an original. Execution and delivery of this Agreement by electronic mail or other electronic transmission is legal, valid and binding for all purposes.

Remainder of Page Intentionally Left Blank

RBW Capital Partners “RBW” is a Division of Dawson James Securities, Inc.

All Securities and Brokerage Services are offered through Dawson James Securities, Inc.

101 North Federal Highway, Suite 600 | Boca Raton, Florida 33432

(561) 391-5555 | www.dawsonjames.com | Member: FINRA/SIPC

In acknowledgment that the foregoing correctly sets forth the understanding reached by Placement Agent and the Company, please sign in the space provided below, whereupon this letter shall constitute a binding Agreement as of the date first indicated above.

Very truly yours,

RBW CAPITAL PARTNERS LLC

By:	/s/ Joe Giamichael
Name:	Joe Giamichael
Title:	Managing Partner

DAWSON JAMES SECURITIRES, INC.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer

Accepted and Agreed:
SMX (SECURITY MATTERS) PLC

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

RBW Capital Partners “RBW” is a Division of Dawson James Securities, Inc.

All Securities and Brokerage Services are offered through Dawson James Securities, Inc.

101 North Federal Highway, Suite 600 | Boca Raton, Florida 33432

(561) 391-5555 | www.dawsonjames.com | Member: FINRA/SIPC